UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2002

Gregg M. Larson
Assistant General Counsel
Assistant Secretary
Office of General Counsel
Minnesota Mining and Manufacturing Company
P.O. Box 33428
St. Paul, MN 55133-3428

Re: Minnesota Mining and Manufacturing Company
Incoming letter dated January 2, 2002

Dear Mr. Larson:

This is in response to your letters dated January 2, 2002, February 8, 2002 and March 15, 2002 concerning the shareholder proposal submitted to 3M by Nick Rossi. We also have received letters on the proponent's behalf dated January 25, 2002 and February 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

Gregg M. Larson
Assistant General Counsel
and Assistant Secretary

Office of General Counsel

January 2, 2002

VIA FEDERAL EXPRESS

Martin P. Dunn, Esq.
Associate Director (Legal)
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Mail Stop 4-2
Washington, DC 20549

Re: Minnesota Mining and Manufacturing Company ("3M") --
Stockholder Proposals of Mr. John Chevedden

Dear Mr. Dunn:

Under Rule 14a-8(j) of the Securities and Exchange Act of 1934 ("Exchange Act"), this letter notifies you that 3M intends to omit from its proxy statement and form of proxy for the 2002 annual meeting of stockholders (the "Proxy Materials") a proposal from Mr. John Chevedden (the "Proponent") seeking "shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting" (the "Proposal"). Copies of the Proposal are enclosed as Attachment 1.

3M believes that it may exclude the Proposal from the Proxy Materials for the reasons outlined below. 3M submits for your consideration, under Rule 14a-8(j)(2) of the Exchange Act, six copies of this letter and six copies of the Proposal and the accompanying documentation. We are also sending a copy of this letter and attachments to the Proponent.

3M respectfully requests the Division of Corporation Finance (the "Staff") to confirm that it will not recommend any type of enforcement action if 3M omits the

Minnesota Mining and
Manufacturing Company

PO Box 33428
St. Paul, MN 55133-3428
651 733 2204
651 736 9469 Fax

Proposal from the Proxy Materials. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires. This filing complies with Rule 14a-8(j)(1) since we plan to file our definitive proxy statement and form of proxy with the SEC on or about March 25, 2002, concerning an annual stockholders meeting scheduled for May 14, 2002.

The Proposal

3M received Mr. Chevedden's proposal on November 5, 2001 seeking "shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting." Mr. Chevedden submitted this Proposal, claiming to act on behalf of Mr. Nick Rossi, a shareholder of the company. We believe that this Proposal is not Mr. Rossi's proposal for the following reasons:

1. Mr. Rossi submitted a proposal that requests the Board to "redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders." Shareholders are not permitted to submit more than one proposal under Rule 14a-8(c) - (see the enclosed letter on the Rossi proposal).
2. Mr. Rossi has not indicated that Mr. Chevedden is authorized to act on his behalf with respect to <u>this</u> Proposal.
3. Even if Mr. Rossi authorized Mr. Chevedden to act on his behalf with respect to this Proposal, this new Proposal is an impermissible revision to the earlier proposal of Mr. Rossi. According to Staff guidance in paragraph (E)(1) of Staff Legal Bulletin No. 14, "There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." The additional language to the Proposal seeking "shareholder approval prior to adopting any poison pill" is not minor in nature and alters the substance of the Rossi proposal.

Reasons for Omission

We believe that we may omit this Proposal under Rule 14a-8(f) for the following reasons:

1. The Proponent failed to comply with the eligibility and procedural requirements of Rule 14a-8(b).
2. The Proponent submitted more than one proposal in violation of Rule 14a-8(c) – the Proposal seeks both (i) shareholder approval prior to adopting any poison pill and (ii) redemption or termination of any existing poison pill unless approved by shareholders.
3. The Proposal has been substantially implemented.
4. The Proposal violates the Commissions proxy rules under Rule 14a-8(i)(3) because the supporting statement contains false and misleading statements.

5. The Proposal is not a proper subject for action by shareholders under Delaware law.

The reasons for our conclusions are more specifically described below.

Mr. Chevedden Is Not A Shareholder And Therefore Not Eligible To Submit A Proposal

Rule 14a-8 allows company shareholders to communicate with other shareholders at a meeting and to ask the company or its board to take action on appropriate subjects. Rule 14a-8 was never intended to give non-shareholders access to a company's proxy statement and annual meeting in order to express their views and seek support from other shareholders.

The Commission's shareholder proposal rules have always required that the person submitting a proposal be a security holder of the company to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Commission said:

> "A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its [sic] adopting the eligibility requirement as proposed." (Release No. 34-20091, August 16, 1983).

Mr. Chevedden is not a 3M shareholder and shares no economic interest with 3M shareholders.

3M notified Mr. Chevedden on November 16, 2001 that in order to be eligible to submit a shareholder proposal, he must have continuously held at least $2,000 in market value of 3M stock for at least one year by the date he submitted the proposal. Since Mr. Chevedden is not a record holder of 3M stock, we asked that he submit the required proof of ownership from his broker, and informed him that 3M would exclude his proposal unless he established ownership of 3M stock within 14 days from the date he received our notice. Since Mr. Chevedden has not produced the required proof of ownership and is therefore not eligible under Rule 14a-8(b)(1), 3M may exclude the Proposal under Rule 14a-8(f). See the following where the SEC allowed exclusion of proposals submitted by Mr. Chevedden to companies in which he failed to meet the eligibility requirements under Rule 14a-8(b)(1): *Actuant Corp.*, October 16, 2001; *Applied Power Inc.*, October 4, 1999; *Litton Industries, Inc.*, August 24, 2000; *Litton Industries, Inc.* (Recon.), August 31, 2000; *Litton Industries, Inc.* (Recon.), November 30, 2000.

The Proposal is Actually Two Proposals and Therefore Violates Rule 14a-8(c) Requiring That a Proponent May Only Submit One Proposal.

The Proposal, while purporting to be only one proposal, is actually two. The first proposal explicitly limits the Company's power to adopt and maintain a shareholder rights plan, commonly referred to as a poison pill. The second proposal directs the Company to redeem its current poison pill, which 3M does not have.

For this reason, the Proposal may be excluded from the Company's Proxy Materials because a shareholder "may submit no more that one proposal to a company for a particular shareholder meeting." See SEC Rule 14a-8(c); *Occidental Petroleum Corp.* (February 23, 1998) (shareholder proposal calling for multiple actions, including terminating existing executive compensation agreements and limiting company's use of similar executive compensation agreements in the future, constitutes more than one proposal).

The Proposal May Be Omitted Under Rule 14a-8(i)(10) Since The Proposal Has Been Substantially Implemented.

Paragraph (i)(10) of Rule 14a-8 allows a registrant to omit a proposal requesting action that the company has "substantially implemented." Significantly, the Staff has not required a registrant to implement exactly the requested action in all details but has been willing to issue no-action letters where the essential objective of the proposal is satisfied. See, e.g., *Masco Corporation* (April 19, 1999 and March 29, 1999); *MacNeal-Schwendler Corporation* (April 2, 1999); *General Motors Corporation* (March 4, 1996); *Northern States Power Company* (February 16, 1995); *E.I. duPont de Nemours and Company* (February 14, 1995).

3M does not have a poison pill at this time. It makes no sense to bring before shareholders a proposal to redeem a poison pill that 3M does not have at this time. The fact that 3M does not have a poison pill satisfies the essential objective of the proposal (i.e., redemption) so that the proposal may be excluded under paragraph (i)(10).

The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Violates the Commission's Proxy Rules

The Proposal may be excluded under Rule 14a-8(i)(3) because it contains statements that violate the prohibition under Rule 14a-9 against including materially false and misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false and misleading...." Shareholder assertions that amount to unsubstantiated personal opinion have long been viewed as excludable under this provision. See, *Philip Morris Companies Inc.* (Feb. 7, 1991).

The Proposal should be excluded under Rule 14a-8(i)(3) because the supporting statement contains biased and inaccurate summaries of articles and omits information that makes the supporting statement misleading. In particular, the Staff recognizes that part or all of a proposal may be excluded under Rule 14a-8(i)(3) if it contains false and misleading statements. See *Boeing Co.* (Feb. 23, 1999).

The Proponent's supporting statement makes a number of unsupported, baseless or unsubstantiated assertions that, as written, appear as factual statements. The Staff, in a recent pronouncement on these types of unsubstantiated statements, acknowledged that it is improper to include such assertions in proxy statements. See *The Home Depot, Inc.* (Apr. 4, 2000). Each of the following quotations (in italics) from the Proposal contains the types of false and misleading statements prohibited under Rules 14a-9 and Rule 14a-8(i)(3):

1. *Negative Effects of Poison Pills on Shareholder Value.* A number of studies, including two published in 1997, provide strong evidence that, in general, companies with poison pills receive higher takeover premiums, thus enhancing shareholder value. (See studies of Georgeson and J.P. Morgan). The Proponent merely provides reference to one side of the debate on this issue and omits important information, which makes the information in the supporting statement misleading.

2. *Pills adversely affect shareholder value.* In support of this statement, Mr. Chevedden cites "Power and Accountability" by Nell Minow and Robert Monks with reference to this website www.thecorporatelibrary.com/power. Upon reviewing the material in this website, these authors apparently do not support this Proponent's view. In fact, in a section entitled "1,000 Poison Pills" these authors state:

   > The evidence to date on the value of pills has been inconclusive. One type of study has examined the price movement of company stock following the adoption of a pill. Some have suggested that adoption of a pill increases share value; some say the opposite.[40] Another set of studies has focused on how pills are used in practice. Some of these suggest that companies with pills generally receive higher takeover premiums than companies without pills; others disagree.[41] (Note: The footnotes are from the Minow/Monks article).

   The statement is misleading and should be excluded.

3. *The Council of Institutional Investors (www.cii.org/ciicentral/policies.htm & www.cti.org) recommends shareholder approval of all poison pills.* This is misleading because 3M stockholders who are institutional investors may not be members of or subscribe to the views of the Council.

4. *Institutional Investors Support the Shareholder Vote. Institutional Investor support is high-caliber support. This proposal topic has significant institutional*

support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (percentage based on yes-no votes). These statements are misleading because they imply that 3M's institutional investors support this proposal. Furthermore, the Proponent fails to substantiate this claim by failing to identify who supported these resolutions. Therefore, these statements should be deleted. (See *R.J. Reynolds Tobacco Holdings, Inc.*, March 7, 2000; *Boeing Co.*, February 7, 2001).

5. *We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.* The Note to Rule 14a-9 states that "misleading" materials include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." To use phrases such as "*unbalanced concentration of power*" and "*focus on narrow interests at the expense of the vast majority of shareholders*" completely disregards the extensive limits (imposed by statute, regulation, common law, the articles of incorporation and bylaws) on the Board's authority and implies that Board members do not or are unable to effectively discharge their fiduciary duties to 3M and its stockholders. The above quotations from the Proposal are unsubstantiated opinion that impugns the character of the Board without any factual foundation and are the very type of false and misleading statements prohibited under Rule 14a-9.

Each of the above statements in the Proposal impermissibly represents as fact what is really the Proponent's unsubstantiated personal opinion, and are precisely the types of false and misleading statements prohibited under Rule 14a-9. 3M's position is that it exclude the entire proposal from the Proxy Materials under Rule 14a-8(i)(3). See *Wm Wrigley Jr. Company* (November 18, 1998); *NationsBank Corporation* (January 29, 1998).

The Proposal May Be Omitted Under Rule 14a-8(i)(1) Because It Is Improper Under Delaware Law

Section 141(a) of the Delaware General Corporation Law (the "DGCL") states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may otherwise be provided in this chapter or in its certificate of incorporation.

Delaware courts have consistently granted the authority to manage a corporation's affairs to directors. The Supreme Court of Delaware holds as a "cardinal precept of the General Corporation Law of the State of Delaware," that directors alone are entrusted with the obligation of managing the corporation, Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). In fact, directors, as fiduciaries to the corporation and its shareholders, must diligently exercise their responsibilities as managers of the corporation, and are strictly forbidden from delegating their responsibilities to stockholders. Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). "The corporation law [of Delaware] does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1990).

Delaware courts have a long and uncontradicted history of protecting a board's authority to manage the corporation. It is well established that adopting and maintaining a rights plan is within the myriad powers specifically within the director's purview. Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) (dealing generally with the adoption of defensive measures); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (dealing specifically with adopting rights plans). Consistently, the Delaware courts have recognized that the adopting a rights plan "is an appropriate exercise of managerial judgement...." Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch.), aff'd, 500 A.2d 1346 (Del. 1985).

Depriving directors of their ability to manage the corporation is clearly contrary to the well settled body of Delaware case law.

The Proposal, as demonstrated, is an improper subject for action by shareholders under Delaware law and should, under Rule 14a-8(i)(1), be omitted from the Proxy Materials.

Request

Based on the foregoing, 3M respectfully asks the Staff to concur in 3M's decision to omit the Proposal from the Proxy Materials.

Should the Staff disagree with these conclusions or desire additional information to support 3M's position, we would appreciate an opportunity to confer with the Staff about these matters before the Staff issues its response. If you have any questions about any aspect of this request, please feel free to call me at (651) 733-2204.

Sincerely,

Gregg M. Larson

Enclosure

c: Mr. John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

November 5, 2001

FX: 651/737-3061
PH: 651/733-1110
Email: innovation@mmm.com

ATTACHMENT 1

Mr. W. James McNerney, Jr.
Chairman of the Board, Chief Executive Officer
Minnesota Mining & Manufacturing
3M Center
St. Paul, MN 55144

Dear Mr. McNerney and Directors of Minnesota Mining & Manufacturing,

This is an update of the rule 14a-8 proposal submitted recently. This update is submitted according to the earlier shareholder authorization.

This update of the earlier Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication.

Your consideration and the consideration of our Board of Directors is appreciated.

Sincerely,

John Chevedden on behalf of
Nick Rossi
Record Holder
Minnesota Mining & Manufacturing

cc:
Nick Rossi

Roger Smith
Corporate Secretary
FX: 651/733-2782

Nov. 5, 2001 Update

4 –SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power*

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & *www.cii.org*
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:

http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Gregg M. Larson
Assistant General Counsel
and Assistant Secretary

Office of General Counsel

November 16, 2001

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
SENT VIA FAX 310.371.7872

Dear Mr. Chevedden:

We received your letter dated November 5, 2001 that was sent to us by fax on November 6, 2001 regarding a proposal for inclusion in our proxy statement in connection with our annual meeting on May 14, 2002.

Under the rules of the Securities and Exchange Commission, in order to be eligible to submit a proposal for inclusion in 3M's proxy statement, you must have continuously held at least $2,000 in market value for at least one year by the date you submit your proposal, and you must continue to hold those securities through the date of the shareholders' meeting.

Since you are not a registered shareholder, please submit a letter from your brokerage firm who is the "record" holder of your shares verifying that, at the time you submitted your proposal, you continuously held your 3M shares for at least one year. Please also include your own written statement that you intend to continue to hold your 3M shares through the date of 3M's shareholders' meeting.

As of the date of this letter, we have not received the written statements from your brokerage firm or from you as required by the SEC rules. Your response correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Failure to provide the information required by the SEC rules within this 14-day time frame will allow 3M to exclude your proposal from its proxy statement. After receipt of your response, we will provide you with our position on your proposal, including other possible grounds for exclusion from 3M's proxy statement.

Please call me if you have any questions.

Sincerely,

Gregg M. Larson

Minnesota Mining and Manufacturing Company

PO Box 33428
St. Paul, MN 55133-3428
651 733 2204
651 736 9469 Fax



caravan west
<santa66fe@yahoo.co
m>

12/02/2001 03:50 PM

To: Gregg Larson <gmlarson@mmm.com>
cc:
Subject: MMM & Proposal

Dear Mr. Larson,

The issue requesting a November 21, 2001 or November 23 response is apparently resolved since the company has not provided further information. Under rule 14a-8 the company is responsible for the list of shareholders. Please advise by email on Dec. 4 whether the company has any supported reason to believe otherwise regarding this message.

Sincerely,
John Chevedden

cc:
Nick Rossi
Office of Chief Counsel
Division of Corporation Finance



caravan west
<santa66fe@yahoo.com>
11/21/2001 12:04 PM

To: Gregg Larson <gmlarson@mmm.com>
cc:
Subject: Nick Rossi Proposal

Dear Mr. Larson,

In response to the November 16, 2001 letter, the issue appears to be whether Mr. Nick Rossi is a shareholder of record in the company shareholder list, Reference: Rule 14a-8.

The November 16, 2001 letter is disturbing in that it could imply that the company does not maintain proper records of its shareholders since it potentially raises the question of whether the company has record of Mr. Rossi's stock ownership. This ownership is independently verifiable.

Please respond on November 21, 2001 or November 23, 2001 as any potential defect in the company shareholder list should trigger immediate corrective action.

Sincerely,
John Chevedden
For Nick Rossi

cc:
Office of Chief Counsel
Division of Corporation Finance

Gregg M. Larson
Assistant General Counsel
and Assistant Secretary

Office of General Counsel

February 8, 2002

3M

VIA FEDERAL EXPRESS

Martin P. Dunn, Esq.
Associate Director (Legal)
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Mail Stop 4-2
Washington, DC 20549

Re: Minnesota Mining and Manufacturing Company ("3M") --
Proposal of Mr. John Chevedden

Dear Mr. Dunn:

This letter is in response to the letter I received from Mr. John Chevedden on February 5, 2002.

While Mr. Chevedden adds the word "shareholder" after his name, the facts are that he is not a record holder and has not otherwise established that he is eligible to submit a stockholder proposal to 3M. He has not provided any proof of ownership as requested in my letter dated November 16, 2001, a copy of which is enclosed.

For all the reasons stated in my letter to you dated January 2, 2002, 3M respectfully asks the Staff to concur in 3M's decision to omit the Proposal from the Proxy Materials.

Sincerely,

Gregg M. Larson

Enclosure

c: Mr. John Chevedden

Minnesota Mining and Manufacturing Company
PO Box 33428
St. Paul, MN 55133-3428
612 733 2204
612 736 9469 Facsimile

Gregg M. Larson
Assistant General Counsel
and Assistant Secretary

Office of General Counsel

November 16, 2001

3M

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
SENT VIA FAX 310.371.7872

Dear Mr. Chevedden:

We received your letter dated November 5, 2001 that was sent to us by fax on November 6, 2001 regarding a proposal for inclusion in our proxy statement in connection with our annual meeting on May 14, 2002.

Under the rules of the Securities and Exchange Commission, in order to be eligible to submit a proposal for inclusion in 3M's proxy statement, you must have continuously held at least $2,000 in market value for at least one year by the date you submit your proposal, and you must continue to hold those securities through the date of the shareholders' meeting.

Since you are not a registered shareholder, please submit a letter from your brokerage firm who is the "record" holder of your shares verifying that, at the time you submitted your proposal, you continuously held your 3M shares for at least one year. Please also include your own written statement that you intend to continue to hold your 3M shares through the date of 3M's shareholders' meeting.

As of the date of this letter, we have not received the written statements from your brokerage firm or from you as required by the SEC rules. Your response correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Failure to provide the information required by the SEC rules within this 14-day time frame will allow 3M to exclude your proposal from its proxy statement. After receipt of your response, we will provide you with our position on your proposal, including other possible grounds for exclusion from 3M's proxy statement.

Please call me if you have any questions.

Sincerely,

Gregg M. Larson

Gregg M. Larson

Minnesota Mining and
Manufacturing Company
PO Box 33428
St. Paul, MN 55133-3428
651 733 2204
651 736 9469 Fax

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 16, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Response to company February 8, 2002 letter

Minnesota Mining and Manufacturing Company (MMM)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This responds to the company letter delivered on February 15, 2002, yet dated 7-days earlier.

A) The company does not reconcile why any significance or priority is intended to be given this late company letter.
B) This is evidenced by the low priority the company assigned for delivery of the letter.
C) This is particularly relevant considering the short-span for rule 14a-8 Staff reviews.

D) The company does not reconcile or defend the company's repeated hampering the function of rule 14a-8 that requests that investor input be made as soon as possible.
E) The January 25, 2002 letter that the company received cited that the company was responsible for at least a 5-day investor party delay.
F) The company does not explain the relevance of stock ownership of a person or persons in addition to the proponent of a rule 14a-8 proposal – in this case in addition to Mr. Nick Rossi.

G) The company did not address any of the 19 issues in the January 25, 2002 letter to the Commission.

The following points from the January 25, 2002 letter to the Commission may be additional weaknesses *in the company attempt to meet its burden of proof.*
This includes the burden of production of evidence.

1) [1 corresponds to the page number in the company no action request]
Page one states VIA FEDERAL EXPRESS. The investor party received the letter 6 days after the date of the company letter. This seems to hamper the function of rule 14a-8 because the Staff requests that investor input be made as soon as possible. The company is thus responsible for at least a 5 day investor delay.

1) This delay could put the company in the position of defending whether the company has acted in a manner that should disqualify the company no action request from further review or send the company no action request to the end of the line for Staff review.

2) Laundry list:
The company gives a laundry list of cases, but no specific annotations in order to analyze whether the company uses an invalid or valid a) reasoning or b) comparison process.
2) Under the structure of the company claim, it would make sense to have a vote on the pill if the company adopted a pill before the annual meeting– which the company could do.
2) Missing link:
No company guarantee that a pill cannot be adopted before the annual meeting.
2) The company does not claim that the individual investor should be able to predict whether the company will have a poison pill within the 4 month span before the annual meeting.
2) Missing connection:
The company fails to note that following The Boeing Co. (Feb. 23, 1999) Staff review, Boeing published certain specific proposal text that was initially challenged. The company does not distinguish whether the text the company is challenging here is similar to the text Boeing published after the Boeing challenge failed.
2) The company gives no basis for the company claim that certain summaries are "biased" and "inaccurate."

3) Contradiction:
The company characterization of "strong evidence" is contrasted with a "general" limitation – all within the same sentence.
3) Company fallacy:
Accuracy requires *only* the investor to publish two-sides of an issue.
3) Begs the question:
If there are 3-sides what does the company suggest the investor to do.
3) Part-whole Fallacy:
The company claims that since it characterizes 8-lines in *Power and Accountability* as not supporting this proposal, it is conclusive that no information in the entire book supports the investor text.
3) Company fallacy:
The company claims that if the company can find one conclusion in a study it conclusively eliminates the possibility of finding another conclusion in the study.
3) Text from *Power and Accountability* is attached.
3) If certain 3M investors do not support this proposal, it does not prove that the position of the Council of Institutional Investors changes.

4) The company claims that since there are "extensive limits" the board could never make a mistake.
4) Company fallacy:
Thus the company characterized "extensive limits" makes it conclusive that the board of directors is immune to human nature.
4) Company closing:
The company takes credit for being an expert on reality.
4) The company also takes credit for expertise in reaching precise conclusions after demonstrating its tendency to fallacy.

In summary, there now appear to be more than 19 issues with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material-- counting from the date of investor party receipt.

Sincerely,

John Chevedden
Shareholder
cc: MMM
Nick Rossi

Office of General Counsel
Minnesota Mining and
Manufacturing Company
3M Center
PO Box 33428
St. Paul, MN 55133-3428

ST PAUL 551 PM 12 FEB 2002
SAINT PAUL FEB 12'02
PB METER 7038232
U.S. POSTAGE
.34

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

90278+2453 03

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 25, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Minnesota Mining and Manufacturing Company (MMM)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Minnesota Mining and Manufacturing Company (MMM) no action request. It is believed that MMM must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1) [1 corresponds to the page number in the company no action request]
Page one states VIA FEDERAL EXPRESS. The investor party received the letter 6 days after the date of the letter. This seems to hamper the function of rule 14a-8 because the staff requests that investor input be made as soon as possible. The company is thus responsible for at least a 5 day investor delay.
1) This delay could put the company in the position of defending whether the company has acted in a manner that should disqualify the company no action request from further review or send the company no action request to the end of the line for staff review.

2) Laundry list:
The company gives a laundry list of cases, but no specific annotations in order to analyze whether the company uses an invalid or valid a) reasoning or b) comparison process.
2) Under the structure of the company claim, it would make sense to have a vote on the pill if the company adopted a pill before the annual meeting – which the company could do.
2) Missing link:
No company guarantee that a pill cannot be adopted before the annual meeting.
2) The company does not claim that the individual investor should be able to predict whether the company will have a poison pill within the 4 month span before the annual meeting.
2) Missing connection:
The company fails to note that following The Boeing Co. (Feb. 23, 1999) staff review, Boeing published certain specific proposal text that was initially challenged. The company does not

distinguish whether the text the company is challenging here is similar to the text Boeing published after the Boeing challenge failed
2) The company gives no basis for the company claim that certain summaries are "biased" and "inaccurate."

3) Contradiction:
The company characterization of "strong evidence" is contrasted with a "general" limitation – all within the same sentence.
3) Company fallacy:
Accuracy requires *only* the investor to publish two-sides of an issue.
3) Begs the question:
If there are 3-sides what does the company suggest the investor to do.
3) Part-whole Fallacy:
The company claims that since it characterizes 8-lines in *Power and Accountability* as not supporting this proposal, it is conclusive that no information in the entire book supports the investor text.
3) Company fallacy:
The company claims that if the company can find one conclusion in a study it conclusively eliminates the possibility of finding another conclusion in the study.
3) Text from *Power and Accountability* is attached.
3) If certain 3M investors do not support this proposal, it does not prove that the position of the Council of Institutional Investors changes.

4) The company claims that since there are "extensive limits" the board could never make a mistake.
4) Company fallacy
Thus the company characterized "extensive limits" makes it conclusive that the board of directors is immune to human nature.
4) Company closing:
The company takes credit for being an expert on reality.
4) The company also takes credit for expertise in reaching precise conclusions after demonstrating its tendency to fallacy.

In summary, there appear to be 19 above issues with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
Shareholder
cc: MMM
Nick Rossi

Source: Power and Accountability

1,000 Poison Pills

The pill is a "doomsday device," with such potent wealth destroying characteristics that no bidder has ever dared proceed to the point of causing a pill actually to become operative.

In either case, the pills have the potential to act as doomsday machines in the event of an unwanted control contest, providing a target's board with veto power.

All the board has to do is refuse to redeem the pill over takeover bids, even if they are in the best interest of target shareholders.

All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders; all the board has to do is refuse to redeem the pill, and no bidder would dare trigger its poison. Yet because they are implemented as warrants or rights offerings, the plans can be put in place without shareholder voting approval, under state law, which controls corporate governance.

March 15, 2002

VIA email – cfletters@sec.gov

Martin P. Dunn, Esq.
Associate Director (Legal)
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Mail Stop 4-2
Washington, DC 20549

Re: Minnesota Mining and Manufacturing Company ("3M") --
Stockholder Proposals of Mr. John Chevedden

Dear Mr. Dunn:

Under Rule 14a-8(j) of the Securities and Exchange Act of 1934 ("Exchange Act"), this letter provides supplemental information on 3M's previous no-action request dated January 2, 2002 to omit from its proxy statement and form of proxy for the 2002 annual meeting of stockholders (the "Proxy Materials") a proposal from Mr. John Chevedden (the "Proponent") seeking "shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting" (the "Proposal").

3M respectfully requests the Division of Corporation Finance (the "Staff") to confirm that it will not recommend any type of enforcement action if 3M omits the Proposal from the Proxy Materials. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

As previously mentioned in our earlier letter, 3M received Mr. Chevedden's proposal on November 5, 2001 seeking "shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting." Mr. Chevedden submitted this Proposal, claiming to act on behalf of Mr. Nick Rossi, a shareholder of the company. This letter provides additional information on why Mr. Chevedden is not authorized to act on behalf of Mr. Rossi with respect to this Proposal.

The letter we received from Mr. Rossi on October 24, 2001 authorized Mr. John Chevedden to represent Mr. Rossi regarding his shareholder proposal to redeem 3M's poison pill. The letter stated "This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." (emphasis added)

Powers of attorney are legal instruments by which one person, as principal, appoints another as agent and confers upon the agent the power to perform certain specified acts or kinds of acts on behalf of the principal. Dependant on the language of the instrument, powers of attorney, under Delaware and Minnesota law, may authorize an agent to perform a single act or a series of acts on behalf of a principal. The language of a power of attorney, however, will be strictly construed by the courts. The power of attorney will be held to grant only those powers which are specified. The agent is prohibited from going beyond these powers. Therefore, a court may hold a power of attorney of unclear scope and duration to lack the authority to vest an agent with the power to file an amended shareholder proposal on a principal's behalf.

Under Minnesota law, powers of attorney are regulated by statute and modified by case law according to the principles set forth by 3 Am. Jur. (2d) Agency, §§ 28-35. In brief, the pertinent statues provide that any competent adult may designate another person or corporation as that person's "attorney-in-fact." See Minn. Stat. § 523.01 (2001). A valid power of attorney must be (1) in writing, (2) dated and (3) signed by the principal (or in the case of a signature made on behalf of the principal, acknowledged by a notary public). See Id. A written and dated power of attorney that purports to be signed by the principal is presumed to be valid. All parties may rely upon this presumption except those who have actual knowledge that the power of attorney was not validly executed. See Minn. Stat. § 523.04 (2001). In a power of attorney, any expiration date must be stated in terms of a specific month, day and year. Expiration dates not stated in this way have no effect. See Minn. Stat. § 523.075 (2001).

Additionally, as mentioned above, Minnesota case law cites approvingly to 3 Am. Jur. (2d) Agency, §§ 28-35. See, e.g., Estate of Adams v. First National Bank of St. Paul, 150 N.W.2d 37, 41 (Minn. 1967) (citing to 3 Am. Jur. (2d) Agency, §§ 28, 33 for the proposition that parol evidence may not override the plain language of a power of attorney).

The 3 Am. Jur. (2d) Agency, §§ 28-35, in pertinent part, provides that it is the general rule that a power of attorney must be strictly construed. Under this rule, the power of attorney will be held only to grant those powers that are specified in the instrument and the agent may not exceed or deviate from the authority given to the agent by the power of attorney. See 3 Am. Jur. (2d) Agency, § 31. In instances where a power of attorney gives general authority, the authority given is construed strictly so as to exclude the exercise of any power that is not warranted either by the terms actually used or as a necessary means of executing with effect the authority given. See Id. at § 32.

Delaware case law provides that powers of attorney may be general or limited in scope. See Power of Attorney and Representation in Court, 2000 Del. Fam. Ct. Lexis 43, 44 (2000). Additionally, powers of attorney are held to be more strictly construed than other contracts. See Realty Growth Investors v. Council, 453 A.2d 450, 455 (Del. 1982).

Furthermore, like Minnesota, Delaware case law cites approvingly to the 3 Am. Jur. (2d) Agency, §§ 28-35. See e.g., Power of Attorney and Representation in Court, 2000 Del. Fam. Ct. Lexis 43, 44 (2000) (citing to 3 Am. Jur. (2d) Agency, § 23 for the definition of a power of attorney). The same arguments made under Minnesota law above, therefore, apply equally in the case of Delaware.

Under Delaware and Minnesota law, a power of attorney is to be strictly construed. The power of attorney granted by Mr. Rossi to Mr. Chevedden only authorized Mr. Chevedden to act on behalf of Mr. Rossi for the proposal to redeem 3M's poison pill. It did not state "represent me and this proposal or other proposals." The power of attorney granted by Mr. Rossi is not sufficient to authorize Mr. Chevedden to file an amended shareholder proposal on his behalf.

Request

Based on the foregoing, 3M respectfully asks the Staff to concur in 3M's decision to omit the Proposal from the Proxy Materials.

Should the Staff disagree with these conclusions or desire additional information to support 3M's position, we would appreciate an opportunity to confer with the Staff about these matters before the Staff issues its response. If you have any questions about any aspect of this request, please feel free to call me at (651) 733-2204.

Sincerely,

Gregg M. Larson

c: Mr. John Chevedden

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Minnesota Mining and Manufacturing Company
Incoming letter dated January 2, 2002

The proposal requests that the board of directors "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials under rule 14a-8(b).

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials under rule 14a-8(c).

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that 3M may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under 14a-9. In our view the proponent must:

- revise the phrase that begins "Pills adversely affect. . ." and ends ". . . www.thecorporatelibrary.com/power" so that it includes the accurate quote from and page reference to the referenced source;
- revise the reference to (www.cii.org/ciicentral/policies.htm) to provide an accurate citation to a specific source;
- specifically identify the institutional investors that the proponent refers to in the paragraph headed "Institutional Investor Support for Shareholder Vote" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in the heading and that paragraph;
- specifically identify the institutional investor support the proponent refers to in the two paragraphs following the heading "Institutional Investor Support is High-Caliber Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional support," "institutional investor

support" and "institutional investors" in that heading and those two paragraphs; and

- revise the sentence that begins "Shareholder right . . ." and ends ". . . yes-no votes)" to specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides 3M with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if 3M omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials under rule 14a-8(i)(10).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor